UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                               THOMAS GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    884402108
                                 (CUSIP Number)

                           HOLLYBANK INVESTMENT, L.P .
                       ONE INTERNATIONAL PLACE, SUITE 2401
                                BOSTON, MA 02110
                                 (617) 310-5110
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

SCHEDULE 13D
CUSIP No. 884402108                                                                     PAGE 2 OF 10 PAGES
-------------------- -------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     Hollybank Investment, L.P.
-------------------- -------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)   ( )
                                                                                           (b)   (X)
-------------------- -------------------------------------------------------------------------------------------------
3                    SEC USE ONLY


-------------------- -------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*
                     00
-------------------- -------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)                                                       ( )
-------------------- -------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
-------------------- ------------- -----------------------------------------------------------------------------------
NUMBER OF SHARES     7             SOLE VOTING POWER
BENEFICIALLY OWNED                 0
BY
                     ------------- -----------------------------------------------------------------------------------
EACH REPORTING       8             SHARED VOTING POWER
PERSON WITH                        None
                     ------------- -----------------------------------------------------------------------------------
                     9             SOLE DISPOSITIVE POWER
                                   0
                     ------------- -----------------------------------------------------------------------------------
                     10            SHARED DISPOSITIVE POWER
                                   None
-------------------- -------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     0
-------------------- -------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                 ( )
-------------------- -------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0.0%   (See Note 1)
-------------------- -------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     PN

-------------------- -------------------------------------------------------------------------------------------------

                   *   SEE INSTRUCTIONS BEFORE FILLING OUT!
      Note 1 - This  percentage is based on 4,161,000  shares of common stock outstanding as of May 8, 2001.



SCHEDULE 13D
CUSIP No. 884402108                                                                     PAGE 3 OF 10 PAGES

-------------------- -------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                     Thistle Investment LLC
-------------------- -------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)   ( )
                                                                                           (b)   (X)
-------------------- -------------------------------------------------------------------------------------------------
3                    SEC USE ONLY

-------------------- -------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*
                     00
-------------------- -------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEMS 2(d) or 2(e)                                                          ( )
-------------------- -------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
-------------------- ------------- -----------------------------------------------------------------------------------
NUMBER OF SHARES     7             SOLE VOTING POWER
BENEFICIALLY OWNED                 0
BY
                     ------------- -----------------------------------------------------------------------------------
EACH REPORTING       8             SHARED VOTING POWER
PERSON WITH                        None
                     ------------- -----------------------------------------------------------------------------------
                     9             SOLE DISPOSITIVE POWER
                                   0
                     ------------- -----------------------------------------------------------------------------------
                     10            SHARED DISPOSITIVE POWER
                                   None
-------------------- -------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     0
-------------------- -------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                 ( )
-------------------- -------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0.0%   (See Note 1)
-------------------- -------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                     OO

-------------------- -------------------------------------------------------------------------------------------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
         Note 1 - This  percentage is based on 4,161,000  shares of common stock outstanding as of May 8, 2001.



SCHEDULE 13D
CUSIP No. 884402108                                                                     PAGE 4 OF 10 PAGES


------------------ ---------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Dorsey R. Gardner
------------------ ---------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a)   ( )
                                                                                           (b)   (X)
------------------ ---------------------------------------------------------------------------------------------------
3                  SEC USE ONLY

------------------ ---------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS*
                   00
------------------ ---------------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEMS 2(d) or  2(e)                                                           ( )
------------------ ---------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
------------------ ------------- -------------------------------------------------------------------------------------
                   7             SOLE VOTING POWER
NUMBER OF SHARES                 203,900xx
BENEFICIALLY                     xx Please refer to Item 5, page 7 for disclaimer of  beneficial ownership
                   ------------- -------------------------------------------------------------------------------------
OWNED BY EACH      8             SHARED VOTING POWER
REPORTING PERSON                 None
WITH
                   ------------- -------------------------------------------------------------------------------------
                   9             SOLE DISPOSITIVE POWER
                                 203,900xx
                                 xx Please refer to Item 5, page 7 for disclaimer of  beneficial ownership
                   ------------- -------------------------------------------------------------------------------------
                   10            SHARED DISPOSITIVE POWER
                                 None
------------------ ---------------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   203,900xx

                   xx Please refer to Item 5, page 7 for disclaimer of beneficial ownership
------------------ ---------------------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            (X)
------------------ ---------------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.9%xx    (See Note 1)

                   xx Please refer to Item 5, page 7 for disclaimer of beneficial ownership
------------------ ---------------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON*
                   IN
------------------ ---------------------------------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
         Note 1 - This  percentage is based on 4,161,000  shares of common stock outstanding as of May 8, 2001.


SCHEDULE 13D
CUSIP No. 884402108                                       PAGE 5 OF 10 PAGES


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share (the "Shares"), of Thomas Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 5221 North O'Connor Boulevard, Suite 500, Irving, Texas 75039-3714

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement are Hollybank Investment, L.P., a Delaware limited Partnership ("LP"), Thistle Investment LLC, a Delaware limited liability company ("LLC") and Dorsey R. Gardner, a citizen of the United States and the general partner of LP and managing member of LLC ("Gardner") (sometimes referred to herein collectively as the "Reporting Persons"). The business address of Gardner, LP and LLC is c/o Kelso Management Company, Inc., One International Place, Suite 2401, Boston, Massachusetts 02110. LP was formed on January 14, 1994, and is authorized to conduct any business which may be legally conducted by a limited partnerhsip under the laws of Delaware. LLC was organized on January 21, 1999 and is authorized to conduct any business which may be legally conducted by a limited liability company under the laws of Delaware. As of the date hereof, the sole business of each LP and LLC is securities investment. During the last five years, neither Gardner, LP nor LLC has been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has Gardner, LP or LLC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Gardner, LP or LLC was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Neither LP, LLC nor Gardner have purchased Shares in addition to those Shares previously reported on Schedule 13D filed with the Securities Exchange Commission on June 27, 2001. LP and LLC used their respective working capital for the purchase of their respective Shares, while Gardner used his personal funds for the purchases of his Shares.

SCHEDULE 13D
CUSIP No. 884402108                                       PAGE 6 OF 10 PAGES


ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons make investments in undervalued companies. In the ordinary course of their activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of engaging in these activities the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the actions or transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

         With regards to the Company, all of the Shares reported in previous filings were purchased and held by the Reporting Persons for investment purposes. The Reporting Persons are, however, disappointed with the performance of the Company and its Shares as well as the instability of the market in general.

         The purpose of the filing is to give notice that LP and LLC have completed the distribution of its respective holding of Shares of the issuer to their respective limited partners and members. As a result of the distribution, the Reporting Persons will no longer be required to file under Section 13 of the Securities and Exchange Act of 1934, as amended, based on their current holdings.

         With respect to Shares beneficially owned by him, Gardner intends to pursue conversations with one or more third parties, including, but not limited to, the Company's Board of Directors, officers, employees and affiliates of the Company, and other holder's of the Company's Shares, interested in discussing the possibility of an action or transaction of the type described in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of Shares directly held by Gardner, disposing of one or more businesses of the Company, selling the Company, changing the management of the Company, changing operating or marketing strategies of the Company and/or restructuring the Company's capitalization or dividend policy. Although Gardner has no plans or proposals that relate to actions or transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of the Company's Shares in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), Gardner could support one or more of the actions or transactions described in clauses (a) through (j) of Item 4 of the Schedule 13D form. In addition, Gardner may acquire additional Shares or dispose of all or a portion of his Shares at any time.

SCHEDULE 13D
CUSIP No. 884402108                                       PAGE 7 OF 10 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(i) As of the date of this Statement, LP does not beneficially own any Shares. Gardner, as general partner of LP, may be deemed to beneficially own Shares beneficially owned by LP. Except to the extent of his interest as a limited partner in LP, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LP and covered by this Statement.

         (ii) As of the date of this Statement, LLC does not beneficially own any Shares. Gardner, as managing members of LLC, may be deemed to beneficially own Shares beneficially owned by LLC. Except to the extent of his interest as a member in LLC, Gardner expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of the Shares owned by LLC and covered by this Statement.

(iii) As of the date of this Statement, Gardner beneficially owns 203,900 Shares (approximately 4.9% of the 4,161,000 outstanding Shares on May 8, 2001, based on information provided in the Company's most recent Quarterly Report on Form 10Q filed May 11, 2001). Except to the extent of his interest as a limited partner in LP and member of LLC, Gardner expressly disclaims beneficial ownership of any Shares which may be beneficially owned by LP and LLC, and the filing of this statement shall not be construed as an admission that Gardner is the beneficial owner of such Shares.

         (b) Gardner has sole voting power and sole investment power with respect to the Shares listed in (a)(iii) above.

         (c) (i) LP has caused an in-kind distribution of all of its Shares (765,457) to its limited partners on July 2, 2001.

              (ii) LLC has caused an in-kind distribution of all of its Shares (77,400) to its members on July 2, 2001.

              (iii) Gardner has received 95,368 and 1,732 Shares from LP and LLC, respectively, as the result of an in-kind distribution on July 2, 2001.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as discussed in Item 4 herein, there are no contracts, arrangement, understandings or relationships (legal or otherwise) between LP, LLC or Gardner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the

SCHEDULE 13D
CUSIP No. 884402108                                       PAGE 8 OF 10 PAGES


securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following document is filed herewith as an exhibit to this statement:

         (a)      Joint Filing Agreement
         (b)      Notice of Dissolution

SCHEDULE 13D
CUSIP No. 884402108                                       PAGE 9 OF 10 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             HOLLYBANK INVESTMENT, L.P.


                                             By: /s/  DORSEY R. GARDNER
                                                 ----------------------------
                                                      Dorsey R. Gardner
                                                      General Partner


                                             THISTLE INVESTMENT LLC


                                             By:  /s/  DORSEY R. GARDNER
                                                  ----------------------------
                                                       Dorsey R. Gardner
                                                       Managing Member


                                                  /s/  DORSEY R. GARDNER
                                                  ----------------------------
                                                       Dorsey R. Gardner


Date:  July 9, 2001

SCHEDULE 13D
CUSIP No. 884402108                                       PAGE 10 OF 10 PAGES


                                  SCHEDULE 13D





                                  EXHIBIT INDEX

99.1 Joint Filing Agreement. Incorporated herein by reference to Exhibit 99.1 to Amendment No. 2 of Schedule 13D filed electronically with the Securities and Exchange Commission on June 27, 2001 (Accession No. 0000898432-01-500174).

99.2     Notice of Dissolution.  Filed herewith.

                                  EXHIBIT 99.2

                              NOTICE OF DISSOLUTION


         As of the date below, the undersigned hereby give notice of its dissolution as a group for purposes of filing only one statement containing the information required by Schedule 13D (or any amendment thereof) pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, with respect to the beneficial ownership of any equity securities of Thomas Group, Inc. The undersigned agree that all further filings required by Schedule 13D with respect to transactions in the equity securities of Thomas Group, Inc. will be filed, if required, by members of the group, in their individual capacity.

Dated: July 9, 2001


HOLLYBANK INVESTMENT, L.P.                  DORSEY R. GARDNER


By: /s/ DORSEY R. GARDNER                   BY: /s/ DORSEY R. GARDNER
    ---------------------------                   ---------------------------
        General Partner                             Dorsey R. Gardner


THISTLE INVESTMENT L.L.C.


By: /s/ DORSEY R. GARDNER
    ----------------------------
        Managing Member